Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report
Collection Period Ended   31-Jan-2014

Amounts in USD

Dates

Collection Period No.	17	
Collection Period (from... to)	1-Jan-2014	31-Jan-2014
Determination Date	13-Feb-2014	
Record Date	14-Feb-2014	
Distribution Date	18-Feb-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2014	18-Feb-2014 Actual/360 Days 34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2014	15-Feb-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	84,378,332.88	43,763,961.57	40,614,371.31	81.228743	0.087528
Class A-3 Notes	450,000,000.00	450,000,000.00	450,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**680,878,332.88**	**640,263,961.57**	**40,614,371.31**		
Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47			
Adjusted Pool Balance	1,594,374,327.63	736,681,434.35	696,067,063.04			
Yield Supplement Overcollateralization Amount	56,491,714.15	25,490,969.46	24,115,967.92			
Pool Balance	**1,650,866,041.78**	**762,172,403.81**	**720,183,030.96**			

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	26,016.65	0.052033	40,640,387.96	81.280776
Class A-3 Notes	0.470000%	176,250.00	0.391667	176,250.00	0.391667
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$276,737.48**		**$40,891,108.79**	

Available Funds

Available Funds		Distributions	
Principal Collections	41,529,439.62	(1) Total Servicing Fee	635,143.67
Interest Collections	1,881,367.29	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	20,630.17	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	260,565.95	(3) Interest Distributable Amount Class A Notes	276,737.48

Purchase Amounts	0.00	(4) Priority Principal Distributable Amount		0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount		0.00
Investment Earnings	371.21	(6) Regular Principal Distributable Amount		40,614,371.31
Available Collections	43,692,374.24	(7) Additional Servicing Fee and Transition Costs		0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]		0.00
Available Funds	**43,692,374.24**	(9) Excess Collections to Certificateholders		2,166,121.78
		Total Distribution		**43,692,374.24**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	635,143.67	635,143.67	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	276,737.48	276,737.48	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	26,016.65	26,016.65	0.00
thereof on Class A-3 Notes	176,250.00	176,250.00	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	276,737.48	276,737.48	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	40,614,371.31	40,614,371.31	0.00
Aggregate Principal Distributable Amount	40,614,371.31	40,614,371.31	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	33.86
minus Net Investment Earnings	33.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	33.86
Net Investment Earnings on the Collection Account	337.35
Investment Earnings for the Collection Period	371.21

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	762,172,403.81	41,503
Principal Collections	26,106,769.88	
Principal Collections attributable to Full Pay-offs	15,422,669.74	
Principal Purchase Amounts	0.00	
Principal Gross Losses	459,933.23	
Pool Balance end of Collection Period	720,183,030.96	40,301
Pool Factor	43.62%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.86%
Weighted Average Number of Remaining Payments	47.48	33.93
Weighted Average Seasoning (months)	13.98	29.68

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	716,078,531.85	40,125	99.43%
31-60 Days Delinquent	2,827,587.73	121	0.39%
61-90 Days Delinquent	749,374.42	38	0.10%
91-120 Days Delinquent	527,536.96	17	0.07%
Total	720,183,030.96	40,301	100.00%

*A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses	Current
Principal Gross Losses	459,933.23
Principal Net Liquidation Proceeds	20,225.94
Principal Recoveries	257,589.89
Principal Net Losses	182,117.40
Cumulative Principal Net Losses	3,111,840.07
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.188%